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10028986

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

SECURITIE[S AND EXCHANGE COMMI]SSION

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SEC FILE NUMBER
8-~~66106~~ 67121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raine Securities LLC (formerly Millbrae Capital LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Pickwick Plaza
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. King, Jr. (203)742-2830
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

1700 Broadway (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. King, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raine Securities LLC (formerly Millbrae Capital LLC), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARY RINGEY
Notary Public, State of Connecticut
My Commission Expires Oct. 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINE SECURITIES LLC
(FORMERLY MILLBRAE CAPITAL LLC)

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Raine Securities LLC (formerly Millbrae Capital LLC)

We have audited the accompanying statement of financial condition of Raine Securities LLC (formerly Millbrae Capital LLC) as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raine Securities LLC (formerly Millbrae Capital LLC) as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 19, 2010

1700 BROADWAY, NEW YORK, NY 10019 T 212.842.7000 F 212.842.7001 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

RAINE SECURITIES LLC
(FORMERLY MILLBRAE CAPITAL LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Cash	$ 29,534
Prepaid expenses	6,323
	$ 35,857
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 9,418
Members' equity	26,439
	$ 35,857

See notes to financial statements.

RAINE SECURITIES LLC
(FORMERLY MILLBRAE CAPITAL LLC)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues	$ -
Expenses	
Professional fees	48,612
Membership fees and dues	415
Bond insurance	554
General and administrative	9,007
	58,588
Net loss	$ (58,588)

See notes to financial statements.

RAINE SECURITIES LLC
(FORMERLY MILLBRAE CAPITAL LLC)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Balance, January 1, 2009	$ 49,560
Capital contributions	35,467
Net loss	(58,588)
Balance, December 31, 2009	$ 26,439

See notes to financial statements.

RAINE SECURITIES LLC
(FORMERLY MILLBRAE CAPITAL LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	$ (58,588)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Prepaid expenses	6,517
Accounts payable and accrued expenses	(1,082)
Net cash used in operating activities	(53,153)
Cash flows from financing activities	
Members' capital contributions	35,467
Net decrease in cash	(17,686)
Cash, beginning of year	47,220
Cash, end of year	$ 29,534

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Raine Securities LLC (formerly Millbrae Capital LLC) (the "Company") was organized on August 23, 2005 and is wholly owned by Ophir Energy Corp. ("Ophir"). The Company, initially formed under the name of Ophir Capital LLC, changed its name to Millbrae Capital LLC in 2007. On November 1, 2009, the Company filed an amended certificate of formation to change its name to Raine Securities LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company has acted as a private placement agent for the securities of several partnerships affiliated with Ophir.

On November 1, 2009, Ophir sold 20% of its membership interest in the Company to Raine Advisors LLC ("Raine"). The membership interest purchase agreement also stipulated that the remaining 80% membership interest would be sold to Raine subject to the fulfillment of certain conditions provided for in the agreement.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash

Cash balances in a bank are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes

Prior to November 1, 2009, the Company was a single-member limited liability company and a disregarded entity for federal income tax purposes. Effective November 1, 2009, the Company elected to be treated as a partnership for federal income tax purposes. As a partnership or a disregarded entity, the Company is not directly subject to tax, and its taxable income or loss is included in the income tax returns of the members; accordingly, no provision for income tax expense or benefit is reflected in the accompanying financial statements.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

These financial statements were approved by management and available for issuance on February 19, 2010. Management has evaluated subsequent events through this date.

2 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined under such provisions. At December 31, 2009, the Company had net capital of $20,116, which exceeded requirements by $15,116. The ratio of aggregate indebtedness to net capital was .47 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and does not carry any securities accounts for customers.

3 - RELATED PARTY TRANSACTIONS

The Company, serving as private placement agent for affiliated partnerships, does not receive commissions. Ophir directly pays operating expenses of the Company related to its broker-dealer activities, including postage, telephone, insurance, rent and utilities, miscellaneous office expenses and salaries. Ophir apportions back these expenses based on the percentage of the Company's revenues to the combined revenues of Ophir and the Company for the current year. For the year ended December 31, 2009, no expenses were apportioned back to the Company.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

RAINE SECURITIES LLC
(FORMERLY MILLBRAE CAPITAL LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

Computation of net capital	
Total members' equity	$ 26,439
Deductions and/or charges	
Non-allowable asset	
Prepaid expenses	6,323
Net capital	$ 20,116
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	$ 9,418
Aggregate indebtedness	$ 9,418
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 628
Minimum dollar requirement	5,000
Minimum capital requirement (greater of 6-2/3% of aggregate indebtedness or minimum net capital requirement)	$ 5,000
Excess net capital	$ 15,116
Excess net capital at 1,000 percent	$ 19,174
Ratio - Aggregate indebtedness to net capital	.47 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Raine Securities LLC (formerly Millbrae Capital LLC)

In planning and performing our audit of the financial statements of Raine Securities LLC (formerly Millbrae Capital LLC) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

New York, New York
February 19, 2010

RAINE SECURITIES LLC
(FORMERLY MILLBRAE CAPITAL LLC)

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT